For the Period of February 4, 2016 – May 11, 2016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16
UNDER
THE SECURITIES ACT OF 1934
____________________

NATCORE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	3674	Not Applicable
(State or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or	Classification Code Number)	Identification No.)
Organization)

189 N. Water Street
Rochester, NY 14604-1163
(585) 286-9180

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)

LoPresti Law Group, P.C.
45 Broadway, Suite 610
New York, New York10006
(212) 732-4029

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of Communications to:

Marc X. LoPresti, Esq. LoPresti Law Group, P.C. 45 Broadway, Suite 610 New York, NY 10006 Tel: 212-732-4029	Shauna Hartman Armstrong Simpson 2080-777 Hornby Street Vancouver, B.C. Canada V6Z 1S4 Tel: 604-683-7361

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☒

The information herein and in the attached exhibits is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.

The following exhibits are filed herewith:

Exhibit	Description

99.1	Material Change Report dated February 9, 2016 – Natcore Technology has Completed Final Tranche of its Proposed Non-Brokered Private Placement

99.2	News Release datedMarch 4, 2016 – Natcore Technology Announces Private Placement

99.3	Material Change Report dated March 18, 2016 – Natcore Technology has Completed its Private Placement

99.4	News Release dated March 22, 2016 – Natcore Technology is Engaged to Develop 10mw Solar Facility in Belize

99.5	Material Change Report dated March 29, 2016 – Natcore Technology Has Reached an Efficiency Level of 17.5% for its Laser Processed Cells

99.6	News Release dated March 29, 2016 – Natcore Technology Achieves Commercial-Level Efficiency With Breakthrough Solar Cell

99.7	News Release dated April 5, 2016 – Jill Finder Joins Natcore Technology As Senior Vice President/Business Development

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 6-K and has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Rochester, NY on May 11, 2016.

NATCORE TECHNOLOGY, INC.

By:
Name:	Charles R. Provini
Title:	President & CEO
Authorized Representative in the United States